

OFFERING MEMORANDUM

facilitated by



Monkey Wrench Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Monkey Wrench Brewing Company
State of Organization	GA
Date of Formation	09/30/2011
Entity Type	Limited Liability Company
Street Address	3115 Oak Meadow Dr, Snellville GA, 30078
Website Address	http://monkeywrenchbrewing.com

(B) Directors and Officers of the Company

Key Person		David Baxter
Position with the Company		
	Title	CEO & Co-Founder
	First Year	2011
Other business experience (last three years)		Founder and CEO of BaxTek Solutions, Inc. which started in November of 2000. BaxTek is a Systems Integrator with software and barcoding scanning/printing systems. They have clients such as Kimberly Clark, Fidelity Information Systems, the University of Georgia and Georgia Institute of Technology.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
David Baxter	75%

(D) The Company's Business and Business Plan

Overview

Monkey Wrench Brewing is located in the vibrant town of Suwanee, GA and is just five minutes south of the amazing Suwanee Town Center. Walk, bike, and drive over to experience our taproom and beer garden. Starting this spring, you'll even be able to host your own event at the brewery! We look forward to throwing a Wrench in the mix with our business and community.

Since 2011, we have soaked in the craft beer industry, shared our story with thousands, met cool craft beer fans like yourself, all while establishing a brand that stands for something. MWB has been featured in articles, magazines, websites, and has promoted at many beer festivals since 2013. We've done our homework (plus extra credit)!

These craf t beers are some examples of the treats we have up our sleeves for you, with plenty of delicious surprises along the way! Our goal is to continue to share amazing beer in this fun gathering place for the community to rock together. There is going to be a lot of good times ahead in the at Monkey Wrench Brewing!

We are passionate about pushing the envelope to make many new memories for years to come. Stay tuned in for the details on our progress as we go from backyard to the big leagues! Let's make history together.

The Opportunity

By investing in Monkey Wrench Brewing, you will support a local business that has built a strong following through the quality of our product and our passion for craft beer and community.

- Proven Demand - We've already identified a loyal customer base in Suwanee, Georgia through our selection of delicious, high-quality beers and fun atmosphere. We are one of two breweries in the city and the first of a few in the ever-expanding Gwinnett county.
- Built for Growth - The brewery is a free-standing, 16,000 sq ft brick building that features taproom, offices, bathrooms, warehouse, multiple private event spaces, plenty of private parking, and a large 7,000 sq ft outdoor beer garden. The building is directly across the street from a subdivision, close to walking trails, and three minutes from highway I-85.
- Unique Products - We combine award-winning home brew recipes with professional experience to offer a variety of premium quality beers not yet seen in this region.
- Experienced Founders - Wayne and Joe have spent many years in the industry galvanizing this stand-out brand, non-stop networking, and constantly innovating on new brews.

from the founder

Welcome to the dream that is now alive! Monkey Wrench Brewing produces memorable, world-class beers that craft enthusiasts demand and deserve. We believe that good beer can bring good folks together! Our taproom is open for business and prepared to scale with demand. Let's wrench it up a notch together!"

—Wayne Baxter

Offerings

Monkey Wrench Brewing is making new batches weekly, in order to test styles and establish sales data. We have a been selling at least 5 beers at time since opening in January and will soon expand to a 16-tap wall, plus 6 taps serving the beer garden. Some examples of recent products are:

- Dream Worlds - Hazy IPA
- Wayne's Wheat - American Wheat Ale
- Right Turn Clyde - Belgian Witbier
- 800 HP - Double India Pale Ale
- Play The Hits - Hoppy Blonde Pale Ale
- We Are Your Monkey Wrench - Chocolate Imperial Stout
- New Vinyl - Berliner Weiss Sour
- Java Monkey - Brown Ale with Espresso
- Hoppy Monkey - West Coast style IPA (one of our home brew favorites)

Story behind the Name

From founder Wayne Baxter: "On a sunny afternoon in Snellville [GA] I was hanging out with a few buddies in my tool room and bar in my basement. We were having a good ole time tasting my latest creation: a freshly home-brewed IPA! They all knew about my plans for a brewing company...also that I was having a helluva time selecting the right name for it! I had been searching for weeks on end by now.

So while pints were being emptied and refilled, we joked and brainstormed about branding, life and such. We actually came up with some decent names, along with some really really bad ones. There were a few sessions like this again over the next weeks but still nothing seemed to click for me yet. Damn frustrating!

As ideas came and went, I began to doubt my instincts on the name game. In a spontaneous moment of clarity– it suddenly hit me! Joe and I realized that my answer had been hanging on the pegboard right there in front of me all along: the trusty monkey wrench!

It made so much sense; I have been known as a self-learner and to throw a wrench in the mix, especially with my beer recipes. Plus, it felt like a true homage to the tools that helped me become a good brewer. We still love to "wrench it up a notch" with our ideas and experiments because that's what makes us...us. So, there ya go and now here we are!"

In the press

- Monkey Wrench is coming... (Gwinnett Daily Post)
- 20 Breweries coming to Metro ATL (AJC)
- Super Bowl Deals for Big Game Sunday (92.9 The Game)
- New Laws Designed to Attract More New Breweries to Gwinnett (AJC)
- Radio Interview (Gwinnett Business Radio X)

(E) Number of Employees

The Company currently has 7 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$5,000
Offering Deadline	May 8, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$50,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Furnishings	$4,700	$12,000
Construction	$0	$12,000
Equipment	$0	$12,000
Marketing	$0	$11,000
Mainvest Compensation	$300	$3,000
TOTAL	$5,000	$50,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.1 - 1.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.99%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 1.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$5,000	0.1%
$16,250	0.3%
$27,500	0.6%
$42,500	0.9%
$50,000	1.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	4000000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Limited Liability Company Interests have voting rights equal to one vote per unit.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
David Baxter	75%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more diﬃcult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Lending Syndicate	$95,000	5%	01/01/2024	
Financial Pacific Leasing	$33,812	11.08%	05/22/2022	Equipment lease to purchase equipment. Monthly payment of $1,354.87 for 39 months.
Centra Leasing	$17,800	13.76%	02/22/2022	Equipment lease to purchase equipment. Monthly payment of $842.22 for 36 months.
New Lane Financing	$27,605	4.73%	11/24/2024	Equipment lease to purchase equipment. Monthly payment of $602.41 for 60 months.
NorthStar Leasing	$19,800	10.24%	01/01/2022	Equipment lease to purchase equipment. Monthly payment of $793.88 for 36 months.
Payment Protection Program	$6,000	1%	04/30/2022	SBA will forgive loans if all employees are kept on the payroll for eight weeks and the money is used for payroll, rent, mortgage interest, or utilities.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

Monkey Wrench Brewing Company, LLC opened its first facility in January, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

- Have had the LLC since 2011. Have not utilized it until launch in January 2020

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Monkey Wrench Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$950,198	$1,815,429	$3,123,078	$4,428,133	$5,789,367
Cost of goods sold	$287,852	$656,701	$1,223,404	$1,829,085	$2,408,755
Gross profit	$662,346	$1,158,728	$1,899,674	$2,599,048	$3,380,612
OpEx					
Wages	$270,000	$491,400	$628,440	$715,287	$819,548
Depreciation	$64,375	$75,255	$81,268	$95,840	$106,750
Occupancy Costs	$141,300	$150,060	$156,984	$165,952	$176,264
Interest Expense	$21,374	$18,014	$14,227	$9,960	$5,152
Other expenses	$30,100	$30,450	$46,008	$54,333	$60,698
Advertising	$17,500	$22,200	$27,030	$32,960	$37,903
Payroll Taxes	$27,000	$49,140	$62,844	$71,529	$81,955
Professional fees	$10,000	$3,000	$4,200	$4,800	$5,400
Insurance	$26,136	$38,100	$47,235	$61,445	$70,392
Office expenses	$5,050	$3,990	$4,089	$4,198	$4,318
Total	$612,835	$881,609	$1,072,325	$1,216,304	$1,368,380
Operating Profit	$49,511	$277,119	$827,349	$1,382,744	$2,012,232

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V